EXHIBIT 99.11

CODE OF BUSINESS CONDUCT

The Code of Business Conduct is our guide to ethical and lawful conduct in our daily business. It requires all of us, from members of our board of directors to new hires, to adhere to a level of ethical business conduct well in excess of the legal minimum. Our compliance with both the letter and spirit of the Code of Business Conduct is essential to protecting Enerplus’ business and reputation.

INTRODUCTION

Enerplus’ Commitment

Enerplus Corporation and all of its affiliates (“Enerplus” or the “Corporation”) are committed to maintaining the highest of business standards in our operations, wherever they may be.  We recognize the importance of credibility, integrity, and trust to our success as a business.

Purpose and Applicability of the Code

This Code of Business Conduct summarizes a number of Enerplus policies for appropriate behaviour and applies to all employees, consultants, officers and directors of Enerplus (hereinafter, “Employees”).  Accordingly, each of us must comply with the terms of this Code. The Code will help us meet our business practice standards and comply with applicable laws and regulations. It is essential that this Code of Business Conduct be observed. The Code is very important to protecting Enerplus’ business and reputation.

The Code of Business Conduct is a general guideline for making certain that:

•	A work environment is maintained that promotes the dignity and self‑respect of each Employee.
•	All Employees are aware of and fully observe the laws and regulations that impact their business activities.
•	A standard of behaviour is in place that reflects the values and integrity of Enerplus and its Employees.
•	Enerplus is protected from financial loss and legal liability.

This Code of Business Conduct does not replace any other published rules and policies of Enerplus, including other guidelines and personal conduct policies.  All Enerplus policies and standards are subject to this Code.  While this Code of Business Conduct provides guidance and explains what is considered unacceptable behaviour, the Code of Business Conduct does not describe every specific act that is unacceptable. If a specific act is missing from the Code, it does not mean that act is acceptable or condoned. Ultimately, we must rely on our judgment about the right thing to do in order to maintain our personal and corporate integrity.

The Code is to be used as a guide for appropriate conduct and to prevent improper conduct. Enerplus will not tolerate any conduct that is unlawful or damaging to Enerplus’ reputation.

Employee Responsibilities

All Employees are responsible for reading this entire Code of Business Conduct and ensuring their conduct is consistent with both the letter and the spirit of Enerplus’ business practices.

This Code will help Employees deal with specific situations. In some cases, a situation may be so complex or circumstances so unique that additional guidance is needed. If such a situation occurs and is not included in this Code, it is each Employee’s duty to contact his/her supervisor or the People and Culture Department immediately.  If necessary, the People and Culture Department may refer the matter to the Legal Department for further advice.

This Code and any detailed Enerplus policy statements and procedures will be updated from time to time. All Employees are required to stay informed of any updates and to comply with all requirements.

Management Responsibilities

Managers must exhibit the highest standards of corporate responsibility and business conduct and create a work atmosphere that supports our corporate values and policies, including this Code. It is the duty of each member of management to take into account an Employee’s willingness and commitment to comply with this Code when making promotion and other employment decisions.

Compliance Requirements

Employees must work honestly and in good faith. Employment with Enerplus depends upon an Employee’s ability and willingness to comply with this Code. Adherence to these standards carries the highest priority. All Employees are required to acknowledge compliance when they are hired and again on an annual basis.

GLOBAL BUSINESS CONDUCT GUIDELINES

Our Employees

Discrimination, Bullying and Workplace Harassment

Employees are forbidden to discriminate against, bully or harass other Employees, in keeping with our Harassment Policy. No Employee is permitted to act in a way that is considered or could be considered illegal or harassing.

It is the responsibility of each member of management to be aware of any behaviour or conduct that could be considered workplace harassment, bullying or discrimination. Management also is required to enforce these policies and immediately contact the People and Culture Department regarding any situation that could be considered workplace harassment, bullying or discrimination.

It is the responsibility of each Employee to maintain a work environment free of discrimination, bullying and harassment and to report any situation that the Employee believes may be workplace harassment, bullying or discrimination to his/her supervisor, department head or the People and Culture Department.

Employment of Family Members

Enerplus allows an Employee’s spouse, parents, children, and other family members to work for Enerplus, both during and after the employee’s career with Enerplus, provided the employment is in Enerplus’ best interest. Family relationships, however, will not be considered in hiring decisions. All Enerplus hiring decisions will be made strictly on the basis of individual qualifications. To avoid the possibility or appearance of preferential treatment, Enerplus will not have one family member placed in a position of influence over another family member.

Workplace Health and Safety

The health and safety of our personnel and the safe operation of our facilities are principal objectives of Enerplus. We are committed to providing safe and healthy places of employment and will follow operating practices that eliminate or minimize exposure to hazardous or unhealthy conditions. The success of our health and safety efforts depends upon the cooperation, support, and active involvement of all Enerplus personnel. Each Employee is responsible for working safely and complying with all safety rules and protocols at all times.  We are committed to maintaining a safe and secure work environment. Threats, intimidation, harassment, assaults, and acts of violence are unacceptable and will not be tolerated.

Employees should refer to the Safety & Social Responsibility section of the Enerplus website for our Safety & Social Responsibility Policy and minimum safety standards. Questions or concerns should be reported immediately to a supervisor, the Safety & Social Responsibility Department or the People and Culture Department.

Prohibited Items

The use, sale, possession or distribution of illegal drugs, or the improper use of alcohol or prescription drugs, by Employees is strictly forbidden while on Enerplus premises, in Enerplus vehicles, or while conducting Enerplus business on or off Enerplus premises.  The use of alcohol is prohibited to the extent that it has a detrimental effect on job performance, safety, or efficiency while conducting Enerplus business on or off Enerplus premises. The approval of an Enerplus officer is required to consume or possess alcoholic beverages on Enerplus premises.  Consumption or possession of alcohol in Enerplus owned or leased vehicles or personal vehicles used for Enerplus business is strictly prohibited.  For further information, please refer to the Alcohol and Drug Policy.

The possession, use, or distribution of firearms, weapons, and explosives is prohibited while on Enerplus premises, while conducting Enerplus business, or while in Enerplus vehicles on or off Enerplus premises, except as authorized under the Firearm Storage, Transportation and Use Standard found on the Safety & Social Responsibility section of the Enerplus website.

If evidence supports a reasonable suspicion of use, possession, or distribution of prohibited items, Enerplus reserves the right to conduct searches on Enerplus premises or in Enerplus owned or leased vehicles for such items.

Our Company

Document Retention

Employees must comply with Enerplus’ department-specific document (physical and electronic) retention guidelines to ensure that all applicable laws and regulations are met. Each Employee should become familiar with and adhere to these guidelines. Additionally, when litigation or an investigation is pending, Employees are prohibited from modifying or destroying relevant documents or records, including Employees’ personal files and electronic records. The consequences of modifying or destroying any relevant documents or records are severe and may include prosecution. An Employee who has any doubt about the legality or propriety of modifying or destroying any document or record should contact his/her supervisor or General Counsel before proceeding.

External Communications

From time to time, Employees may be contacted by government representatives or legal counsel representing other companies, government agencies, or individuals in connection with investigations that concern Enerplus, its business, counterparties, Employees, or suppliers. While Enerplus cooperates with all reasonable requests from government agencies and authorities related to Enerplus’ business, an Employee receiving a request for information other than what is provided on a routine basis should decline to respond and immediately report the request to his/her supervisor and seek guidance from the Legal Department. Likewise, if an Employee receives a subpoena or other request to testify or produce documents in relation to Enerplus’ business, a copy of the subpoena or request should be forwarded immediately to our General Counsel.  All information provided should be truthful and accurate. Employees must never mislead any investigator and must never modify or destroy documents or records in response to an investigation.

Disclosure of Corporate Information; Trading Restrictions

Employees must not trade Enerplus securities while in possession of material, non-public corporate information. Employees must not use such material, non-public corporate information for their benefit or the benefit of others. Material corporate information is any information that, if known, might influence a reasonable investor’s investment decision to buy, sell, or hold securities of Enerplus. Non-public means any corporate information that has not been released by Enerplus for public dissemination and which is intended to remain confidential until such authorized dissemination. With the exception of disclosure to Enerplus’ advisors, Employees should not share material, non-public corporate information with anyone outside Enerplus (including family members) until it has been made public, regardless of how the information may or may not be used. These restrictions also apply to trading in securities of any other company (including, but not limited to, competitors, suppliers, and counterparties) if an Employee learns of any material, non-public information about that company during the course of his/her employment with Enerplus.

Employees must adhere to blackout restrictions posted on published blackout calendars. Trading blackouts are implemented to ensure that “insiders” do not have the advantage of information that has not been announced to the general investing public. “Insiders” are considered to be anyone who has access to information that has not been released to the public realm. Applicable securities laws dictate the protection of the entire investing public to ensure fairness. Should an individual breach insider trading rules they may be subject to significant penalties by regulatory authorities.

Announcements of material information will include scheduled and unscheduled announcements. Scheduled announcements include the release of quarterly financial statements, annual financial statements and annual reports of Enerplus, and in that regard, trading in Enerplus securities by Employees will be prohibited for a certain time before and after the release of financial statements. Unscheduled announcements may include the release of information relative to changes in the Corporation of a financial or structural nature, which may or may not require trading blackouts.

Management will make every attempt to inform Employees of changes to blackout periods. However, blackout periods may change without notice. Should you have any questions or require clarification regarding trading restrictions, it is your responsibility to direct these questions to General Counsel prior to trading any Enerplus securities.

Employees must report violations or misuse of material, non-public corporate information to our General Counsel immediately.

Directors and officers of Enerplus are required by securities regulations to make certain filings with securities commissions to report their holdings and transactions in Enerplus’ securities. Questions about these laws should be directed to the General Counsel.

Directors and officers of Enerplus may not, directly or indirectly, buy, sell or enter into:

•	any short sale of securities of Enerplus;
•	any puts, call options or other rights or obligations to buy or sell securities of Enerplus;
•	any derivative instruments, agreements or securities, the market price, value or payment obligations of which are derived from or based on the value of securities of Enerplus; or
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any other derivative instruments, agreements, arrangements or understanding (commonly known as equity monetization transactions) the effect of which is to alter, directly or indirectly, the director’s or officer’s economic interest in securities of Enerplus, or the director’s or officer’s economic exposure to Enerplus, with the exception of corporate equity hedges or normal course issuer bids.

Enerplus believes that the interests of the Corporation’s directors and officers should be aligned with those of the Corporation’s other shareholders. Engaging in the above activity frustrates our intention that directors and officers hold a meaningful ownership interest in Enerplus and bear the full risks and rewards of ownership.

Conflicts of Interest

Employees are not permitted to do anything that does not support the best interests of Enerplus. For example:

•	An Employee should not use Enerplus property for his/her own material benefit.
•	An Employee should not influence Enerplus’ contractors or consultants for his/her own personal gain.
•

An Employee, or his/her family members or friends, should not act on business opportunities or investments presented to Enerplus, other than for the benefit of the Corporation, that are not available to the public, without written permission from General Counsel.

•	An Employee should not make or recommend decisions for Enerplus that might benefit the Employee, his/her family members, or friends financially.
•

An Employee or their spouse should not own a five percent (5%) or more equity interest in any entity that sells supplies, furnishes services, or otherwise does business with Enerplus without written permission from General Counsel.

•	An Employee or their spouse should not own a five percent (5%) or more equity interest in any entity that is a competitor of Enerplus without disclosing such interest.

Before acknowledging compliance with this Code, an Employee must report in writing any conflicts of interest to the People and Culture Department. If conflicts of interest arise after the Employee has acknowledged compliance, the Employee must report the conflicts immediately in writing to the People and Culture Department, which will disclose such conflicts to General Counsel.

During business hours, Employees should devote their full time and attention to Enerplus and their assigned job duties. Unrelated outside activities, business, or secondary employment are not permitted during business hours.

With the exception of Enerplus directors, no Employee of Enerplus should serve on the executive or board of any corporation that Enerplus does not control or have an ownership interest in without the written approval of Enerplus’ General Counsel. It is acceptable to serve on the board of a non-profit, charitable, religious, or civic organization without prior written approval, provided it does not interfere with or impair the Employee’s ability to perform their duties at Enerplus and represents a commitment of personal time.

To avoid potential conflicts of interest, it is against Enerplus’ policy for Enerplus to extend loans to officers or directors.  It is acceptable, however, for Enerplus to extend loans to Employees in certain instances (e.g. loans to purchase personal computers).

Confidential and Proprietary Information

Occasionally, Employees may know confidential information concerning Enerplus’ business, including counterparties, suppliers, business contacts, Employees, or technical operations. Employees must keep this information confidential during and after their employment with Enerplus. Personal information relating to Enerplus counterparties, suppliers, business contacts or Employees must be treated in accordance with Enerplus' Privacy Policy.

Generally, any information stored by and/or processed by Enerplus is proprietary information. This confidential information includes computerized data, methods, techniques, and documentation relating to Enerplus’ computing services, developed software, and third-party software.

Employees must be aware of their responsibilities regarding access to Enerplus’ computer services, and the access, use, and disclosure of confidential information. Confidential and proprietary information must be used for Enerplus purposes only, never for personal gain. Enerplus prohibits Employees from releasing or misusing any confidential and proprietary Enerplus information.

Accounting and Reporting

Accurate documents are important during audits and other internal or external reviews. All Employees must comply with Enerplus’ accounting and reporting procedures and make sure all books, records, accounts, and supporting papers are accurate and complete. Employees are forbidden to forge, falsify, or intentionally leave out important facts on any business documents of Enerplus which could mislead auditors or other internal or external reviewers.

Expense Accounts

Employee expense accounts are to be used only to reimburse Employees for items and activities that are purchased for Enerplus business. Employees must submit accurate expense reports of the money spent for this purpose.

Enerplus’ Information Technology Resources

Corporate information, information systems and electronic communications are considered assets and valuable resources to Enerplus.  Enerplus requires the appropriate use of these assets and their protection in a manner commensurate with their sensitivity, value and criticality.  Any electronic communication of personal information must be in accordance with Enerplus’ Privacy Policy.

All Employees are required to:

•

Manage and protect corporate information, information systems and electronic communications in accordance with all Enerplus policies, standards and procedures, including statutory and regulatory requirements;

•	Take accountability for appropriate security, access and retention of specific information they are responsible for; and
•	Report incidents and assist in investigations relating to the misuse of information assets.

Enerplus’ information technology resources, such as email and internet access, are provided to Employees in pursuit of Enerplus’ business.  While limited personal use of these resources is acceptable, Employees should not expect their use of these resources to be private or confidential.  Personal use of these resources, such as accessing social networking/media websites (e.g. Facebook, Instagram, Twitter, YouTube, etc.), also should not interfere with Employee productivity or business processes.

Employees should take the same care in their electronic communications as they take when they communicate in person or by paper. Information and data are at risk when transmitted over the internet.

Employees shall not use Enerplus’ information technology resources inappropriately, including the following prohibited activities:

•	Accessing, viewing, downloading, storing or redistributing any material or message that is illegal or offensive;
•	Activities designed to evade, compromise or otherwise exploit security controls;
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Possession or use of assessment and discovery tools that could be used to collect information to compromise the security of Enerplus’ information system or launch attacks against other parties’ information systems;

•	The intentional creation and/or transmission of malicious code (viruses, worms, etc.);
•	Malicious activity including, but not limited to: erasing, renaming or making unusable any software, data or information;
•	Disclosing, gathering or using another Employee’s account/password to access any information technology resources;
•	Participation in chain letters or other forms of mass mailing or marketing; or
•	Connecting non‑Enerplus/personal devices (laptops, external hard/flash drives, etc.) directly to an Enerplus device or network unless authorized by the Information Services Department.

Enerplus does not allow Employees to copy or distribute copyrighted materials (e.g., software, database files, articles, graphics, music, movies, etc.) through Enerplus’ email system or by any other means without confirming in advance from appropriate sources that Enerplus has the right to copy or distribute the material.  Employees are not permitted to install any software on Enerplus’ information systems without the express written consent of an executive with responsibility for the Information Services Department.

An Employee’s logon IDs and passwords are intended for his/her use only and each Employee is responsible for all activity that occurs under their accounts.  Employees must protect their accounts through the use of strong passwords.

Enerplus may access its information technology resources at any time as part of an internal audit or to investigate suspected unauthorized use, and may disclose the information it accesses to law enforcement or other third parties without prior consent of the sender or the recipient.

Employees should consult the Information Services Security Policies and the Information Services Security section of the Enerplus website for further policies, responsibilities, guidance and awareness related to information security.

Internet/Intranet Site Development

Enerplus’ internet and intranet are important platforms to communicate Enerplus information to Employees, counterparties, and the public.

As such, the Corporation’s Information Services Department and the People and Culture Department shall be solely responsible for and shall administer the creation and development of all Enerplus internet and intranet sites . From time to time and based on business need, access to internet or intranet pages may be granted to Employees for creation or revision of content.  Employee and stakeholder suggestions for enhancement to the sites are encouraged.

Corporate Logo

The logos of Enerplus and its business units are considered property of Enerplus and must only be used for business purposes. Only the approved logos, which are available through the People and Culture Department and the intranet, may be used, and approval must be obtained prior to using any Enerplus logo on materials to be distributed outside of Enerplus. Re-creation or alteration of Enerplus’ logos is not permitted.Acquisition of all logo items, such as apparel and office items, must be coordinated through the Stakeholder Engagement, Safety & Social Responsibility or Investor Relations teams.

Our Business Partners and Counterparties

Relationships with Contractors and Suppliers

Contractor and supplier relationships must be managed in a fair, equitable, and ethical manner consistent with this Code of Business Conduct, all applicable laws, and good business practices.

Enerplus promotes competitive procurement to the maximum extent practical and evaluates every supplier’s products and services on the basis of technical excellence, quality, reliability, service, price, delivery, and other relevant objective factors. Enerplus prohibits Employees from making purchasing decisions on the basis of personal relationships, friendships, or the opportunity for personal financial gain.

Employees must respect the terms of supplier and contractor contracts and licensing agreements and safeguard all confidential information received from a contractor or supplier, including pricing, technology, or proprietary design information. This confidential information must not be disclosed to anyone outside Enerplus without the written permission of the supplier or contractor.

All contractors who exchange or receive personal information from Enerplus must have privacy policies and practices in compliance with applicable Canadian and United States federal, provincial and state laws.

Anti‑Corruption

Enerplus is committed to honesty and integrity in all of its business operations and will actively avoid corruption.  We recognize that we may operate in jurisdictions which have different standards of ethical behaviour.  Regardless of location, Employees shall carry out their duties in accordance with the principles set out in this Code and, specifically, will comply with all applicable anti-bribery and fair practices legislation.

Acts of corruption, either direct or indirect, are prohibited. Accordingly, Employees shall not engage in any acts that are improper or could appear to be improper, including the following:

•	Paying bribes or kickbacks to, or accepting bribes or kickbacks from, public officials or private individuals;
•	Making facilitation payments;
•	Failing to keep complete and accurate records of transactions;
•	Approving payment of invoices or expenses without proper back‑up or scrutiny;
•	Engaging in joint ventures or retaining agents or consultants to deal with public officials without conducting adequate due diligence of the counterparty’s previous activities or reputation.

Compliance with these principles will ensure that Enerplus’ business activities are transparent and our commercial relationships are based upon honesty and fairness.

Gifts and Entertainment

Reasonable gifts and entertainment are a part of normal business courtesy and are not prohibited. In many cultures, exchanging gifts or entertainment is designed to foster trust in a business relationship. However, Employees should always use good judgment and discretion to avoid the appearance of impropriety or obligation. Enerplus Employees should be certain that any gifts given or received, or entertainment hosted or attended as a guest, do not violate the law, customary business practices, or this Code of Business Conduct.

While Employees may exchange or accept gifts with their counterparties and suppliers as part of normal business courtesy, no gift, favor, or payment should be accepted which imparts a future obligation on the Employee or was given in an attempt to influence decisions regarding the business of Enerplus. Additionally, the value of the gifts exchanged should be reasonable, and the exchanges should occur infrequently.

Likewise, while Employees may be participants in entertainment with their counterparties and suppliers as hosts or guests in the normal course of a business relationship, Employees must not be participants when the entertainment is an attempt to influence decisions regarding the business of Enerplus or imparts a future obligation on the Employee. Additionally, the value of the entertainment should be reasonable and the Employee’s participation should occur infrequently. Finally, Employees are prohibited from participating in inappropriate entertainment as either a guest or a host.

Gifts and entertainment in excess of $300 may be accepted, if approved in advance by an executive officer.  If a gift has been received but, given the circumstances, the gift is determined to be inappropriate, your manager may require the gift to be returned to the originator. An Employee who has any doubt about the propriety of a gift or entertainment should contact his/her supervisor or the People and Culture Department before accepting the gift or participating in the proposed activity.

Obtaining and Using Competitor Information

While information about our competitors, counterparties, and suppliers is a valuable asset, the law and our standards of appropriate business conduct require that our Employees obtain this information legally. It is not unusual to obtain information about other organizations, including our competitors, through legal and ethical means such as public documents, public presentations, journal and magazine articles, and other published and spoken information. However, Employees are prohibited from obtaining proprietary or confidential information about our competitors, counterparties, or suppliers through illegal means, or from using any proprietary or confidential information acquired during a prior employment relationship. It is also not acceptable to use or seek to acquire proprietary or confidential information when doing so would require anyone to violate a contractual arrangement, such as a confidentiality agreement with a prior employer. Employees are prohibited from taking any improper actions to gain information about our competitors, counterparties, and suppliers.

Our Communities

Environmental Compliance

Enerplus is dedicated to complying with all relevant environmental laws and regulations and requires Employees to comply with these laws and regulations as well. It is the duty of each Employee to report what he/she believes to be environmental violations to his/her supervisor or the Safety & Social Responsibility Department.  For further information, please refer to the Safety & Social Responsibility Policy.

Political Contributions

Only Enerplus’ President and CEO may authorize use of the Corporation’s resources to support political activities. Employees must not use Enerplus’ money, credit, property, or services for political activities. Outside of Enerplus business hours, Employees may participate in any political activities of their choice, but Enerplus will not support or reimburse Employees financially.

Requests for Information from the Media and Public

Enerplus’ President and CEO, Senior Vice-Presidents, Vice-Presidents of Operations and the Investor Relations Department are authorized to work with the media directly, and may designate other Employees to serve as spokespersons for the Corporation in specific circumstances (e.g., emergency management). When Enerplus provides information to the news media, Enerplus has the obligation to report accurately and completely all related material facts. In order to ensure that Enerplus complies with its obligations, Employees who are contacted by the media for information regarding Enerplus’ business activities and plans, financial information, or Enerplus’ position on public issues, must refer the request to the Investor Relations Department. Likewise, all requests from the media for interviews must be directed to Investor Relations. Employees may not answer any questions from any member of the media unless they have participated in Enerplus’ media training program and been designated as spokespersons.

Press Releases

Press releases allow Enerplus to announce important and relevant information to the public through the media. If a business unit or department within Enerplus anticipates the necessity for a press release to be created, the business unit or department must contact the Investor Relations Department to discuss the appropriateness of such a release and to provide the needed information. All press releases must be issued by the Investor Relations Department.

Public Speaking and Publishing Articles

Speeches and articles offer excellent opportunities for Enerplus and its Employees to present topics, ideas, and information of interest to business and professional audiences. These communications provide the public with a clearer understanding of Enerplus and its various business units. A speech or article on a professional topic written by an Employee for delivery to an audience or publication represents Enerplus. Speeches and articles must be approved by the Investor Relations Department prior to the speaking engagement or submission for publication.  The Communications group may assist as well.

Social Networking and Blogs

Employees have the right to create personal blogs and postings on social networking websites.  However, online misconduct can be grounds for discipline, even if it does not occur during business hours or using Enerplus’ resources.  Inappropriate content for online employee postings includes, but is not limited to, the following:

•	Enerplus’ confidential or proprietary information;
•	Information concerning Enerplus or Employees that would violate this Code or any other Enerplus policies, including the Privacy Policy; and

•	Negative comments about Enerplus or Employees, or that would harm the reputation of Enerplus or its Employees.

Employees should consult the Social Media Guidelines posted on the intranet for further information.

Community Involvement

Enerplus directly and through its Employees contributes to the general well-being and improvement of towns, cities, and regions where it has operations. Enerplus provides support to worthwhile community programs in areas such as social welfare, health, education, and arts and culture to promote the development of positive relationships in the areas where we have business interests. Enerplus also encourages the recruitment of qualified local personnel where practical. All Enerplus community involvement activities and requests for corporate contributions must be approved by the Communications group in coordination with the Stakeholder Engagement team.

While Enerplus encourages Employees to participate in charitable organizations and other community activities of their choice, these outside activities should not interfere with job duties.  Accordingly, prior approval from your manager must be obtained when participation is supported by Enerplus and when utilizing Enerplus resources (including work time, e.g. days of caring). Where participation is on personal time and does not conflict with job duties then approval is not required. No Employee may pressure another Employee to express a view that is contrary to a personal belief or to contribute to or support political, religious, or charitable causes.

Community Projects

When a new project or business issue affects a local community, the business unit should seek the guidance of the Stakeholder Engagement team and the Communications group to help facilitate communications with the affected community. These groups will serve as support, proactively building and maintaining relationships with local communities as project development occurs. This will include developing a consistent platform to help educate landowners and communities on Enerplus’ operations and safety programs.

REPORTING VIOLATIONS AND RESOURCES FOR GUIDANCE

This Code and other Enerplus policies provide general information for seeking guidance or reporting violations of the Code to supervisors, department heads, the People and Culture Department or our General Counsel.  For more serious breaches of this Code, or if you have not received a satisfactory response, please refer to the Whistleblower Policy discussed below.

Whistleblower Policy

Enerplus has instituted a Whistleblower Policy to provide for the reporting and review of concerns relating to accounting and auditing matters, as well as other corporate misconduct and breaches of this Code of Business Conduct.  Like the Code of Business Conduct, the Whistleblower Policy is designed to encourage ethical behaviour by all Enerplus Employees.  Further details, and procedures for submitting a report, are set out in the Whistleblower Policy.

Disciplinary Action

This Code is intended to help Employees conduct themselves in a manner consistent with our values. Employees may face disciplinary action if they:

•	Violate this Code
•	Encourage or help other Employees to violate this Code
•	Condone other Employees who violate this Code
•	Fail to report a Code violation
•	Conceal a Code violation

•	Retaliate against any Employee who reports a Code violation in good faith
•	Fail as an officer, director, manager, or supervisor to take appropriate steps to ensure compliance with this Code

Disciplinary action may include one or more of the following:

•	A warning
•	A written reprimand
•	Mandatory reimbursement of losses or damages
•	Suspension
•	Demotion
•	Termination of employment with Enerplus
•	Referral for criminal prosecution or civil action

Management has the discretion to determine the level and type of discipline that is appropriate in any given circumstance.  For more information please refer to the Progressive Discipline Procedure.

Monitoring

Enerplus will monitor compliance with its policies and procedures, including this Code.

Questions/Effect of this Code of Business Conduct

This Code is not a comprehensive listing of every Enerplus policy or applicable law. If questions arise about what this Code means or how it should be applied, Employees should contact their supervisor, department head or the People and Culture Department.

Sources of Information

Manager, People & Culture	(403) 298‑2277
Manager, Safety & Social Responsibility	(403) 693‑5054
VP, General Counsel & Corporate Secretary	(403) 298‑4413